Exhibit 99.1

PRESS RELEASE

CHC ANNOUNCES SECOND QUARTER RESULTS

Tuesday, December 12th, 2006, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company” or “CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three and six months ended October 31, 2006.

	Financial Highlights (in millions of Canadian dollars, except per share amounts)

		Three Months Ended		Six Months Ended
		October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005
CHC Helicopter	Revenue	$276.5	$256.5	$542.7	$503.5
Corporation	Operating income	32.8	28.3	61.6	62.6
	Net earnings	8.9	39.2	17.7	58.4
T 604.276.7500
F 604.232.8341	Per share information (diluted)
	Weighted average number of shares	46.1	46.1	46.1	46.1
www.chc.ca	Net earnings	0.20	0.85	0.39	1.27

Highlights

Continued growth contributed to revenue of $276.5 million in the quarter, the highest quarterly revenue in the Company’s history. In addition, the Company continued to add aircraft to its fleet at an unprecedented rate, with 25 new aircraft added in the first six months of the current fiscal year.

Revenue increased $29.4 million or 12% during the second quarter, excluding the impact of foreign exchange (“FX”), compared to the same period last year. FX had a negative impact of $9.3 million on the Company’s revenue growth during the second quarter which was less significant than in previous quarters.

Revenue increased significantly in both Global Operations and Heli-One during the second quarter. Global Operations’ revenue and segment EBITDAR increased $23.6 million (30%) and $12.1 million (57%), respectively, from the same period last year (excluding FX). Flying hours in Global Operations increased by 3,939 hours (23%) over the same period last year. External revenue and segment EBITDAR in Heli-One increased $10.4 million (27%) and $16.5 million (30%), respectively, from the same period last year (excluding FX). European Operations revenue and segment EBITDAR continued to be negatively impacted during the second quarter, primarily due to significant aircraft introduction costs, short-term aircraft lease costs to improve aircraft availability, customer service penalties and other costs.

Operating income increased $7.0 million or 25% (excluding FX) compared to the same period last year, despite significant aircraft introduction costs that the Company continues to experience as a result of fleet expansion. During the second quarter, the Company added four aircraft to the fleet to meet current and future contractual requirements and disposed of or returned eight aircraft, for a net reduction of four aircraft in the quarter. The Company incurred substantial aircraft introduction costs relating to the four aircraft added in the second quarter and the 21 aircraft added in the first quarter.

Net earnings for the second quarter were $8.9 million ($0.20 per share, diluted), a decrease of $30.3 million from the same period last year. The prior year second quarter earnings included a pre-tax gain on sale of long-term investments and equity earnings of approximately $25.0 million ($0.41 per share, diluted, after-tax), largely related to the sale of Canadian Helicopters Limited and other long-term investments.

Major items impacting current year second quarter net earnings are (all amounts are pre-tax, except per share amounts, which are after-tax):

•
Aircraft introduction costs of approximately $4.9 million ($0.08 per share, diluted) in support of future growth, primarily in the European Operations segment. This $4.9 million consisted of $2.9 million in operating costs including recruiting, training, crew duplication, overtime and mobilization costs and $2.0 million in pre-deployment lease and interest costs.

•
Short-term aircraft lease, customer service penalties and other costs totalling $2.6 million ($0.04 per share, diluted) related to aircraft undergoing maintenance consistent with our experience in the first quarter, primarily in the European Operations segment.

•	SOX Section 404 internal control implementation project costs of approximately $2.4 million ($0.04 per share, diluted).
•	A loss on the disposal of assets of $2.4 million ($0.04 per share, diluted).
•
Foreign exchange losses, included in financing charges, of approximately $6.6 million ($0.11 per share, diluted). For a complete review of financing charges, refer to the Company’s second quarter, fiscal 2007 Management’s Discussion and Analysis and Unaudited Consolidated Interim Financial Statements and Notes, thereto.

Offset by:

•	The decrease of net provisions of approximately $6.0 million ($0.10 per share, diluted) on trade receivables in Global Operations that have been collected.

Capital and liquidity:

•	During the second quarter the Company declared an annual divided of $0.50 per share, an increase from the $0.40 per share declared in the prior fiscal year.
•
The Company generated $45.7 million in cash from operations and invested $66.8 million in property and equipment, including four aircraft, during the three months ended October 31, 2006. Non-cash working capital was reduced by $12.0 million in the second quarter.

•	The Company has 15 heavy and 36 medium aircraft on order, to be delivered over the next two years, which are largely committed to service contracts already awarded.
•	The Company had unused capacity under its credit facilities of $96.2 million and cash and cash equivalents of $28.5 million for a total of $124.7 million at October 31, 2006.

Sylvain Allard, President and Chief Executive Officer, said, “The demand for helicopters in the offshore oil and gas market is very strong and we expect that it will continue for several more years as new projects come on-stream and as existing customers demand new technologically advanced aircraft. To satisfy this long-term demand we continue to invest in new aircraft. We have added 25 aircraft so far this year and another 16 will be delivered over the next six months, which are largely committed to service contracts already awarded. This fleet expansion is delivering strong growth in our Global Operations and Heli-One segments. Our European Operations segment is continuing to incur significant costs associated with the introduction and availability of aircraft that affect results in the short-term but will deliver solid growth in 2008 as we begin operations on several large new contracts.”

Subsequent to the second quarter:

•
The Company announced the purchase of Heli-Dyne Systems Inc. (“Heli-Dyne”), a helicopter completion and maintenance centre based in Hurst, Texas, from FSS Air Holdings, Inc. to complement Heli-One’s current operations. The purchase price was approximately $1.5 million, which is subject to purchase price adjustments. Heli-Dyne operates a 30,000 square foot helicopter completion and maintenance centre, specializing in helicopter design and interior completions and maintenance of air frames and avionics, and employs approximately 75 full-time professionals. Heli-Dyne is an authorized service centre for Agusta, Bell Helicopter, Eurocopter and MD Helicopter.

•
The Company announced a new Emergency Medical Service (“EMS”) contract with the Ambulance Service of New South Wales for the provision of five aircraft in the Greater Sydney area. The contract will commence in 2007 and calls for AW139 and EC145 helicopters. The contract term is seven years, with three years of extension options.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Consolidated Interim Financial Statements and Notes thereto, please visit the CHC website at http://www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s second quarter conference call and webcast will take place Wednesday, December 13, 2006 at 10:30 a.m. EST. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917 or toll-free 1-877-289-8525 and enter passcode “21211014#”.

The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis Senior Vice President and Chief Financial Officer 604-279-2471

Chris Flanagan Director of Communications 604-279-2493

If you wish to be added to CHC’s news distribution list, please visithttp://www.chc.ca/investor_materialrequest.php.

This document may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions. These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three and Six Months Ended October 31, 2006

This management’s discussion and analysis (“MD&A”) may contain forward-looking information.While these projections, conclusions, forecasts and other statements represent our best current judgment, they could differ materially from the conclusion, forecast or projection contained in the forward-looking information.Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein.Such factors include, but are not limited to, the following:exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions.These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities.Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.CHC Helicopter Corporation (the “Company” or “CHC”) disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise.

This MD&A and the accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements, related notes thereto, and MD&A for the year ended April 30, 2006 as set forth in the Company’s Annual Report (the “2006 Annual Filings”).

All information reflected herein is expressed in Canadian dollars unless otherwise noted and is prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with generally accepted accounting principles in the United States except as described in Note 14 to the Company’s unaudited consolidated interim financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s Annual Information Form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at December 12, 2006.

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Overview of Results

Revenue of $276.5 million was earned during the second quarter, an increase of $29.4 million or 12%, excluding the impact of foreign exchange (“FX”), compared to the same period last year.FX had a negative impact of $9.3 million on the Company’s revenue growth during the second quarter which was less significant than in previous quarters.

Revenue increased significantly in both Global Operations and Heli-One during the second quarter.Global Operations’ revenue and segment EBITDAR increased $23.6 million (30%) and $12.1 million (57%), respectively, from the same period last year (excluding FX).Flying hours in Global Operations increased by 3,939 hours (23%) over the same period last year.External revenue and segment EBITDAR in Heli-One increased $10.4 million (27%) and $16.5 million (30%), respectively, from the same period last year (excluding FX).European Operations revenue and segment EBITDAR continued to be negatively impacted during the second quarter, primarily due to significant aircraft introduction costs, short-term aircraft lease costs to improve aircraft availability, customer service penalties and other costs.

Operating income increased $7.0 million or 25% (excluding FX) compared to the same period last year, despite significant aircraft introduction costs that the Company continues to experience as a result of fleet expansion.During the second quarter, the Company added four aircraft to the fleet to meet current and future contractual requirements and disposed of or returned eight aircraft, for a net reduction of four aircraft in the quarter.The Company incurred substantial aircraft introduction costs relating to the four aircraft added in the second quarter and the 21 aircraft added in the first quarter.

Net earnings for the three months ended October 31, 2006 were $8.9 million ($0.20 per share, diluted) on revenue of $276.5 million as compared to $39.2 million ($0.85 per share, diluted) on revenue of $256.5 million in the same period last year.The prior year second quarter net earnings included a pre-tax gain on sale of long-term investments and equity earnings of approximately $25.0 million ($0.41 per share, diluted, after-tax), largely related to the sale of Canadian Helicopters Limited (“CHL”) and other long-term investments.

Major items impacting current year second quarter earnings are (all amounts are pre-tax, except per share amounts, which are after-tax):

•
Aircraft introduction costs of approximately $4.9 million ($0.08 per share, diluted) in support of future growth, primarily in the European Operations segment.This $4.9 million consisted of $2.9 million in operating costs including recruiting, training, crew duplication, overtime and mobilization costs and $2.0 million in pre-deployment lease and interest costs.

•
Short-term aircraft lease, customer service penalties and other costs totalling $2.6 million ($0.04 per share, diluted) related to aircraft undergoing maintenance consistent with our experience in the first quarter, primarily in the European Operations segment.

•	SOX Section 404 internal control implementation project costs of approximately $2.4 million ($0.04 per share, diluted).
•	A loss on the disposal of assets of $2.4 million ($0.04 per share, diluted).
•	Foreign exchange losses, included in financing charges, of approximately $6.6 million ($0.11 per share, diluted).See further discussion under “Financing Charges”.

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Offset by:

•	The decrease of net provisions of approximately $6.0 million ($0.10 per share, diluted) on trade receivables in Global Operations that have been collected.

Net earnings for the six months ended October 31, 2006 were $17.7 million ($0.39 per share, diluted) on revenue of $542.7 million as compared to $58.4 million ($1.27 per share, diluted) on revenue of $503.5 million.The decrease of $40.7 million was due primarily to the reasons noted above for the second quarter.

Significant Events

Investing for the Future

As the Company looks to the future, it recognizes that the key to success is to continue to expand and renew its fleet.The Company is adding aircraft at an unprecedented rate, with four aircraft added in the second quarter and 21 aircraft added in the first quarter, bringing the year-to-date fleet additions total to 25, which is partially offset by the sale or return to lessors of ten older heavy and light aircraft year-to-date for a net fleet increase of 15 aircraft.This growth is not without a significant short-term impact.The cost of introducing new aircraft and new aircraft types to the fleet is considerable.There is a timing difference between when these costs are incurred and when an aircraft begins flying and generating revenue.This timing difference results in a significant reduction in earnings during this introduction period.Depending on the circumstances, aircraft introduction costs, including deposit interest, may be incurred for up to 18 months before the aircraft begins earning revenue.

The following table is an illustrative model depicting the impact on segment EBITDAR and segment EBITDA of a series of new aircraft introductions.During a period of growth in the number of aircraft being introduced, the constantly increasing level of aircraft introduction costs can overshadow positive segment EBITDAR and EBITDA from previous aircraft introductions.The full segment EBITDAR and EBITDA impact of the fleet expansion may not be seen until the pace of aircraft additions is reduced.

The illustrative model assumes that the average cost (excluding interest and/or lease cost) of introducing an aircraft is approximately $0.5 million and that aircraft are deployed an average of three months after acquisition, both of which are not always the case.Once an aircraft is deployed, the average annual segment EBITDAR increase is assumed to be approximately $1.9 million per aircraft, assuming an average capital cost of $12.0 million per aircraft.The introduction of new aircraft has an even greater impact on segment EBITDA and net earnings as a result of lease and interest costs on aircraft deposits prior to aircraft deployment.

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The short-term negative impact on segment EBITDAR, segment EBITDA and net earnings is more than offset by the future contribution from the investment in fleet.Without investment now, growth in segment EBITDAR, segment EBITDA and net earnings in the future could not be realized.

The Company is currently working with lessors and third-party customers to defer or recover some of these costs to reduce the impact on future earnings.

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Restructuring

During the six months ended October 31, 2006, the Company reversed $2.1 million of previously expensed restructuring costs as the liability was determined no longer necessary.The reversal occurred in the first quarter and there was no expense or accrual adjustment recorded in the second quarter of the current year.During the three and six months ended October 31, 2005, the Company expensed $5.3 million and $9.0 million, respectively, in connection with restructuring activities.The Company has realized significant cost savings as a result of the restructuring initiatives completed in the previous year, primarily in Europe.These savings were offset in the first six months of the current year by rapid growth in the Global Operations segment, development of Heli-One maintenance and global distribution facilities and costs related to corporate SOX compliance.

Flying Revenue, Fleet and Repair & Overhaul

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts.Approximately 54% (2006 - 47%) of the Company’s year-to-date flying revenue was derived from fixed monthly charges and the remaining 46% (2006 - 53%) was generated by hourly charges.Because of the significant fixed component, a change in flying hours may not result in a proportionate change in revenue.While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters.During the second quarter of the current year, Global Operations divested of numerous light aircraft as more medium and heavy aircraft were added to its fleet.Of the 43 aircraft in the Heli-One fleet, 23 aircraft are externally leased to third-parties, fourteen aircraft are undergoing post-delivery modifications and major inspections and six aircraft are available for sale.

Flying Hours by Quarter
	Flying Hours			Number of Aircraft
Period	Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One	Total
Q3-2005	17,070	22,927	39,997	122	79	13	214
Q4-2005	16,778	22,183	38,961	121	81	13	215
Q1-2006	16,262	23,713	39,975	127	77	14	218
Q2-2006	17,042	25,968	43,010	128	71	27	226
Q3-2006	18,854	23,764	42,618	131	72	27	230
Q4-2006	17,701	22,026	39,727	131	72	30	233
Q1-2007	19,502	24,240	43,742	132	76	44	252
Q2-2007	20,981	23,256	44,237	128	77	43	248

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The following table provides year-to-date information on flying revenue by segment (without adjusting for the impact of FX).

	Flying Revenue
	Six Months Ended October 31,
	(in thousands of Canadian dollars)
	Global Operations		European Operations		Total		Total %
	2006	2005	2006	2005	2006	2005	2006	2005
Revenue Mix:
Heavy	$36,693	$34,221	$183,517	$194,622	$220,210	$228,843	52%	56%
Medium	112,591	96,366	70,175	66,849	182,766	163,215	43%	40%
Light	478	1,854	-	-	478	1,854	0%	0%
Fixed-Wing	21,723	15,018	-	-	21,723	15,018	5%	4%
Total	$171,485	$147,459	$253,692	$261,471	$425,177	$408,930	100%	100%
Hourly vs. Fixed:
Hourly	$52,262	$48,384	$144,328	$166,427	$196,590	$214,811	46%	53%
Fixed	119,223	99,075	109,364	95,044	228,587	194,119	54%	47%
Total	$171,485	$147,459	$253,692	$261,471	$425,177	$408,930	100%	100%
Industry Sector:
Oil & Gas	$136,481	$115,557	$239,362	$243,252	$375,843	$358,809	88%	88%
EMS/SAR[1]	22,117	25,512	14,330	15,120	36,447	40,632	9%	10%
Other	12,887	6,390	-	3,099	12,887	9,489	3%	2%
Total	$171,485	$147,459	$253,692	$261,471	$425,177	$408,930	100%	100%

1  Emergency medical services (“EMS”) and search and rescue (“SAR”) services.

Aberdeen Airport Ltd. in the UK no longer reports monthly passenger traffic for all helicopter operations in Aberdeen, Scotland.Therefore, the Company is no longer able to provide this information.

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Fleet and Repair & Overhaul

The following table provides year-to-date information on Heli-One fleet and repair & overhaul activities (without adjusting for the impact of FX).

	Heli-One Activities
	Six Months Ended October 31,
	(in thousands of Canadian dollars)
	Fleet		R&O		Total
	2006	2005	2006	2005	2006	2005
Revenue
External
PBH/R&O1	$-	$-	$62,062	$48,331	$62,062	$48,331
Lease	9,902	6,608	-	-	9,902	6,608
Other[2]	-	-	16,237	21,038	16,237	21,038
Total	$9,902	$6,608	$78,299	$69,369	$88,201	$75,977
Internal
PBH/R&O1	$-	$-	$108,193	$102,875	$108,193	$102,875
Lease	85,582	71,676	-	-	85,582	71,676
Other	-	-	66	6,528	66	6,528
Total	$85,582	$71,676	$108,259	$109,403	$193,841	$181,079
Total Revenue	$95,484	$78,284	$186,558	$178,772	$282,042	$257,056

Direct costs[3]	(11,005)	(10,501)	(140,782)	(128,534)	(151,787)	(139,035)
Segment EBITDAR[3]	84,479	67,783	45,776	50,238	130,255	118,021
Aircraft lease and associated costs	(39,001)	(29,450)	(257)	-	(39,258)	(29,450)
Segment EBITDA[3]	$45,478	$38,333	$45,519	$50,238	90,997	88,571
Amortization					(26,414)	(23,300)
Restructuring (costs) recovery					800	(3,662)
Gain (loss) on disposal of assets					(2,101)	999
Operating income					$63,282	$62,608

1 Power-by-the-hour (“PBH”) and repair & overhaul (“R&O”).
2 Other consists of survival services and the recently sold trading surplus business.
3 See Note 3 to the unaudited interim financial statements enclosed.

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At October 31, 2006 the Company’s fleet consisted of 150 owned aircraft and 98 aircraft under operating leases.77 of these aircraft are deployed in European Operations with the remaining 171 deployed throughout the world.

The following table outlines the changes in the Company’s fleet during the second quarter of fiscal 2007:

Fleet Summary
	Heavy	Medium	Light	Fixed Wing	Total	Owned	Operating Lease
Fleet at July 31, 2006	85	142	7	18	252	156	96
Increases (decreases) during the period:
Lease of Beechcraft 1900D				1	1		1
Lease of Bell 212		1			1		1
Purchase of S76C++		2			2	2
Purchase of previously leased Bell 212					-	1	(1)
Purchase of previously leased AS365N2					-	1	(1)
Return of leased Bell 212		(1)			(1)		(1)
Sale leaseback of AS332L2					-	(2)	2
Sale leaseback of Bell 412EP					-	(1)	1
Sale of AS332L	(1)				(1)	(1)
Sale of MD902			(1)		(1)	(1)
Sale of Bell 206L-3			(1)		(1)	(1)
Sale of S61N	(2)				(2)	(2)
Sale of 206B3			(2)		(2)	(2)
Fleet at October 31, 2006	82	144	3	19	248	150	98

Fleet deployment as at October 31, 2006

Global Operations	21	87	1	19	128	86	42
European Operations	47	30	-	-	77	31	46
Heli-One	14	27	2	-	43	33	10
	82	144	3	19	248	150	98

In addition to the above transactions, an S76C+ aircraft that had been operating under lease was purchased then immediately sold and leased back from another lessor.

During the second quarter, the Company incurred aircraft operating lease and related costs of $25.0 million compared to $16.3 million in the same period last year.As at October 31, 2006, there were 30 more leased aircraft compared to the same period last year.The increase of $8.7 million in lease costs was primarily due to additional leased aircraft and an increase in the interest component of lease charges, partially offset by the amortization of deferred gains recognized on sale-leaseback transactions.The increase in the interest component of lease charges relates to an increase in interest rates over the same period last year and the fixing of interest rates on a number of leases during the first quarter of the current year.

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The Company has entered into operating leases with third-party lessors in respect of 98 aircraft included in the Company’s fleet at October 31, 2006.Eighty-one of these leases are long-term with expiry dates ranging from fiscal 2007 to 2015.The Company has an option to purchase these aircraft at market values or agreed amounts at the end of the majority of these long-term leases.

At October 31, 2006 the Company operated 17 aircraft under operating leases with five entities that would be considered variable interest entities (“VIEs”) under Canadian GAAP.The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2007 to 2014.

Based on appraisals by independent helicopter valuation companies as at April 30, 2006, the estimated fair market value of the aircraft leased from VIEs is $107.1 million as at October 31, 2006.The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs.The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $15.8 million as at October 31, 2006.

The future minimum lease payments required under aircraft operating leases are as follows (based on October 31, 2006 interest rates and FX rates):

2007	$46.9	million
2008	88.1	million
2009	82.4	million
2010	75.7	million
2011	67.1	million
And thereafter:	119.8	million
Total	$480.0	million

In addition to aircraft leases, the Company has approximately $5.0 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on independent appraisals as at April 30, 2006, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at October 31, 2006 was US $578.9 million (CDN $649.9 million), exceeding its recorded net book value by approximately CDN $37.2 million (April 30, 2006 - CDN $46.7 million).The decrease in the appraisal surplus from April 30, 2006 is primarily attributable to the sale of certain aircraft and the weakening of the US dollar (the currency in which appraisals are performed) against the functional currency of the Company’s foreign subsidiaries.

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At October 31, 2006, the Company has 15 heavy and 36 medium aircraft on order to be delivered over the next two years, which are largely committed to service contracts already awarded.The Company also has options to purchase up to four additional heavy and 14 additional medium aircraft over the next five years.Depending on market conditions, the Company intends to obtain the use of these aircraft through operating leases.

Review of Segment Revenue, EBITDAR and Operating Income

Comparative Figures for Segmented Reporting

The following table provides second quarter external revenue, segment EBITDAR and operating income variance analysis between fiscal 2007 and 2006.The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis (in thousands of Canadian dollars)
	Second Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter- segment Eliminations	Total
Three months ended October 31, 2005	$79,463	$138,424	$38,547	$16	N/A	$256,450
Foreign exchange impact[1]	(5,276)	(2,023)	(2,017)	-	N/A	(9,316)
Revenue increase (decrease)	23,582	(4,705)	10,379	142	N/A	29,398
Three months ended October 31, 2006	$97,769	$131,696	$46,909	$158	N/A	$276,532
Total revenue increase (decrease)	$18,306	$(6,728)	$8,362	N/A	N/A	$20,082
% increase (decrease)	23.0%	(4.9%)	21.7%	N/A	N/A	7.8%
% increase (decrease) excluding FX	29.7%	(3.4%)	26.9%	N/A	N/A	11.5%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter- segment Eliminations	Total
Six months ended October 31, 2005	$155,419	$272,018	$75,977	$70	N/A	$503,484
Foreign exchange impact[1]	(14,419)	(11,777)	(5,433)	(7)	N/A	(31,636)
Revenue increase	48,616	4,348	17,657	192	N/A	70,813
Six months ended October 31, 2006	$189,616	$264,589	$88,201	$255	N/A	$542,661
Total revenue increase (decrease)	$34,197	$(7,429)	$12,224	N/A	N/A	$39,177
% increase (decrease)	22.0%	(2.7%)	16.1%	N/A	N/A	7.8%
% increase excluding FX	31.3%	1.6%	23.2%	N/A	N/A	14.1%

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Segment EBITDAR[2] Variance Analysis (in thousands of Canadian dollars)
	Second Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter- segment Eliminations	Total
Three months ended October 31, 2005	$21,131	$30,222	$55,234	$(6,369)	$(36,758)	$63,460
Foreign exchange impact[1]	(673)	(2,700)	(2,389)	35	-	(5,727)
Segment EBITDAR increase (decrease)	12,116	(638)	16,489	(2,977)	(7,027)	17,963
Three months ended October 31, 2006	$32,574	$26,884	$69,334	$(9,311)	$(43,785)	$75,696
Segment EBITDAR margin[3]
- Last year	26.6%	21.8%	42.3%	N/A	N/A	24.7%
- This year	33.3%	20.4%	47.8%	N/A	N/A	27.4%
Total Segment EBITDAR increase (decrease)	$11,443	$(3,338)	$14,100	$(2,942)	$(7,027)	$12,236
% increase (decrease)	54.2%	(11.0%)	25.5%	(46.2%)	N/A	19.3%
% increase (decrease) excluding FX	57.3%	(2.1%)	29.9%	(46.7%)	N/A	28.3%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter- segment Eliminations	Total
Six months ended October 31, 2005	$41,482	$57,134	$118,021	$(12,401)	$(73,112)	$131,124
Foreign exchange impact[1]	(3,416)	(4,649)	(3,818)	146	-	(11,737)
Segment EBITDAR increase (decrease)	24,524	(2,798)	16,052	(7,044)	(12,504)	18,230
Six months ended October 31, 2006	$62,590	$49,687	$130,255	$(19,299)	$(85,616)	$137,617
Segment EBITDAR margin[3]
- Last year	26.7%	21.0%	45.9%	N/A	N/A	26.0%
- This year	33.0%	18.8%	46.2%	N/A	N/A	25.4%
Total Segment EBITDAR increase (decrease)	$21,108	$(7,447)	$12,234	$(6,898)	$(12,504)	$6,493
% increase (decrease)	50.9%	(13.0%)	10.4%	(55.6%)	N/A	5.0%
% increase (decrease) excluding FX	59.1%	(4.9%)	13.6%	(56.8%)	N/A	13.9%

Segment Operating Income Variance Analysis (in thousands of Canadian dollars)

	Second Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter- segment Eliminations	Total
Three months ended October 31, 2005	$1,030	$8,989	$26,520	$(8,220)	N/A	$28,319
Foreign exchange impact[1]	388	(2,196)	(1,077)	362	N/A	(2,523)
Operating income increase (decrease)	7,092	(4,679)	6,491	(1,856)	N/A	7,048
Three months ended October 31, 2006	$8,510	$2,114	$31,934	$(9,714)	N/A	$32,844
Total operating income increase (decrease)	$7,480	$(6,875)	$5,414	$(1,494)	N/A	$4,525
% increase (decrease)	726.2%	(76.5%)	20.4%	(18.2%)	N/A	16.0%
% increase (decrease) excluding FX	688.5%	(52.1%)	24.5%	(22.6%)	N/A	24.9%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter- segment Eliminations	Total
Six months ended October 31, 2005	$426	$16,103	$62,608	$(16,513)	N/A	$62,624
Foreign exchange impact[1]	(1,617)	(3,247)	(409)	868	N/A	(4,405)
Operating income increase (decrease)	16,373	(11,047)	1,083	(3,045)	N/A	3,364
Six months ended October 31, 2006	$15,182	$1,809	$63,282	$(18,690)	N/A	$61,583
Total operating income increase (decrease)	$14,756	$(14,294)	$674	$(2,177)	N/A	$(1,041)
% increase (decrease)	3463.8%	(88.8%)	1.1%	(13.2%)	N/A	(1.7%)
% increase (decrease) excluding FX	3843.4%	(68.6%)	1.7%	(18.4%)	N/A	5.4%

1 Includes both translation and transaction FX impact (see discussion under Foreign Currency).
2 See Note 3 to the unaudited interim financial statements enclosed.
3 Segment EBITDAR as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.
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Global Operations

The second quarter was a strong quarter for Global Operations, with increases in revenue, segment EBITDAR and operating income from the same period last year, despite the negative impact of FX.Global Operations has added 16 aircraft to its fleet since the second quarter of last year, which is fully offset by aircraft returned to Heli-One for re-deployment and the sale of light aircraft during the second quarter of the current year.The majority of the 16 new aircraft were added to the fleet during fiscal 2006.New contracts utilizing higher value aircraft are a major contributing factor to the increases in revenue and segment EBITDAR.Revenue from the Global Operations segment for the three months ended October 31, 2006 was $97.8 million, an increase of $18.3 million from the same period last year.This increase was attributable to revenue growth of $23.6 million, partially offset by an unfavourable FX impact of $5.3 million.The revenue growth was primarily due to increased flying revenue of $20.3 million (excluding FX) from new and expanded contracts in Venezuela, Southeast Asia, Nigeria and Canada, increased ad hoc work in Africa and rate increases on a number of existing contracts.The increase is also due to an increase in fixed-wing activity in Nigeria of approximately $2.5 million as a result of additional aircraft operating in that jurisdiction compared to the second quarter of last year.Flying hours in the Global Operations segment have increased by 3,939 hours (23%) in the second quarter compared to the same period last year.

For the six months ended October 31, 2006 revenue increased $34.2 million to $189.6 million compared to the same period last year.This increase was attributable to revenue growth of $48.6 million, partially offset by an unfavourable FX impact of $14.4 million.Global Operations had flying hours of 40,483 hours for the six months ended October 31, 2006, an increase of 7,179 hours (22%) over the same period last year.The increase in revenue was primarily attributable to the reasons noted above for the second quarter.

Segment EBITDAR for the three months ended October 31, 2006 was $32.6 million, an increase of $11.4 million over the same period in the prior year.This increase was due to an increase in segment EBITDAR of $12.1 million, partially offset by an unfavourable FX impact of $0.7 million.Global Operations’ segment EBITDAR increased 57%, excluding FX, compared to the same period last year.This increase is due to increased revenue and an increase in segment EBITDAR margins to 33% in the second quarter, compared to 27% in the same period last year.Segment EBITDAR margins have increased due to rate increases on a number of contracts without a corresponding increase in costs, the continued reduction in the proportion of expatriate pilots and engineers required in certain jurisdictions and a net decrease of $6.0 million in provisions on trade receivables that have been collected.During the second quarter, Global Operations expensed $0.8 million in aircraft introduction costs.

Segment EBITDAR for the six months ended October 31, 2006 increased by $21.1 million to $62.6 million, compared to the same period last year.This increase was due to a segment EBITDAR increase of $24.5 million resulting from segment EBITDAR earned on increased revenue and the net decrease in provisions of $9.7 million on trade receivables that have been collected.These increases are partially offset by an unfavourable FX impact of $3.4 million.

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Operating income for the three months ended October 31, 2006 was $8.5 million, an increase of $7.5 million from the same period last year consisting of an increase in operating income of $7.1 million and a favourable FX impact of $0.4 million.The increase in operating income is primarily due to an increase in segment EBITDAR, partially offset by an increase in lease costs of $4.3 million due to an increase in the value of aircraft used by Global Operations on new and renewed contracts.

Operating income for the six months ended October 31, 2006 was $15.2 million, an increase of $14.8 million from the same period last year, primarily due to an increase in segment EBITDAR, partially offset by an unfavourable FX impact of $1.6 million and increased lease costs of $7.6 million due to the same reasons noted above for the second quarter.

Growth in the Global Operations segment is expected to continue as new opportunities develop in Brazil, Africa and Southeast Asia.The Company has exercised its option to acquire an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda. (“BHS”) and provide, on an exclusive basis, operational expertise including safety management systems, maintenance procedures, technical support and flight standards.Closing is pending on regulatory approval and is now expected to take place in the third quarter of fiscal 2007.The purchase of BHS will result in the acquisition of a significant value of assets (including goodwill) and liabilities (tax and other).

Subsequent to the quarter, Global Operations was awarded a new EMS contract with the Ambulance Service of New South Wales for the provision of five aircraft in the Greater Sydney area.The contract will commence in 2007 and calls for AW139 and EC145 helicopters.The contract term is seven years, with three years of extension options.

At October 31, 2006 there were 128 aircraft operating in this segment, consisting of 21 heavy, 87 medium aircraft, one light and 19 fixed-wing.

European Operations

During the second quarter, European Operations continued to be impacted by FX, aircraft introduction costs and costs associated with aircraft availability.Revenue from the European Operations segment for the three months ended October 31, 2006 was $131.7 million, a decrease of $6.7 million from the same period last year.This change was attributable to a decrease in revenue of $4.7 million and an unfavourable FX impact of $2.0 million.Flying hours decreased by 2,712 hours over the same period last year due to the loss of contracts with bp in Norway and ConocoPhillips and the loss of ad hoc activity due to aircraft unavailability.In addition, flying hours were down due to a Norwegian pilot work-to-rule job action, which has since been resolved through the signing of a three-year agreement with pilots in Norway.This decrease in flying hours was partially offset by increased flying hours on new customer contracts including Marathon, Nexen, and Tullow Oil.Flying hours are expected to increase as contracts commence with the United Kingdom Maritime and Coastguard Agency, Statoil and Apache over the next twelve months.

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For the six months ended October 31, 2006, revenue decreased $7.4 million to $264.6 million.This decrease reflects revenue growth of $4.4 million offset by an unfavourable FX impact of $11.8 million.The revenue growth is due to revenue earned on new customer contracts with Marathon, Nexen and Tullow Oil and higher rates earned on technologically advanced aircraft.These increases were partially offset by reduced ad hoc revenue relating to aircraft down-time for scheduled and unscheduled maintenance and modifications and the loss of contracts with bp and ConocoPhillips.Flying hours for the six months ended October 31, 2006 decreased by 2,185 hours to 47,496 hours.

Segment EBITDAR for the three months ended October 31, 2006 was $26.9 million, a decrease of $3.3 million from the same period last year.This decrease was primarily attributable to a decrease in segment EBITDAR of $0.6 million and an unfavourable FX impact of $2.7 million.European Operations has added eight aircraft to its fleet compared to the same period last year, which is partially offset by aircraft returned to Heli-One for re-deployment.Most of the new aircraft added to the fleet are new technologically advanced aircraft including AgustaWestland AW139, Sikorsky S-92 and Eurocopter EC155B aircraft.The introduction of new aircraft types to meet the requirements of new and existing customer contracts has resulted in aircraft introduction costs of approximately $2.0 million expensed during the second quarter primarily to recruit and train personnel for these aircraft, negatively impacting segment EBITDAR.Segment EBITDAR also decreased as a result of customer service penalties of $0.5 million and other costs related to aircraft undergoing maintenance consistent with our experience in the first quarter.

For the six months ended October 31, 2006, segment EBITDAR decreased by $7.4 million from the same period last year.This decrease reflects a decrease in segment EBITDAR of $2.8 million and an unfavourable FX impact of $4.6 million.The reasons for the decrease in segment EBITDAR for the six months ended October 31, 2006 were consistent with those noted above for the second quarter, including aircraft introduction costs expensed during the period of approximately $4.1 million.

Operating income for the three months ended October 31, 2006 was $2.1 million, a decrease of $6.9 million from the same period last year.The decrease is primarily due to increased lease costs of $5.5 million, an unfavourable FX impact of $2.2 million and decreased segment EBITDAR (excluding FX).Lease costs have increased due to more expensive technologically advanced aircraft in the European Operations fleet and $1.6 million for short-term lease costs on aircraft required to improve aircraft availability.

Operating income for the six months ended October 31, 2006 was $1.8 million, a decrease of $14.3 million from the same period last year, primarily due to increased lease costs of $9.1 million, an unfavourable FX impact of $3.2 million and decreased segment EBITDAR.

At October 31, 2006 there were 77 aircraft operating in this segment, consisting of 47 heavy and 30 medium aircraft.

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Heli-One

The second quarter was a strong quarter for Heli-One, with increases in revenue and segment EBITDAR, despite the negative impact of FX.Revenue from external customers for the Heli-One segment for the three months ended October 31, 2006 was $46.9 million, an increase of $8.4 million from the same period last year.This increase was due to revenue growth of $10.4 million partially offset by an unfavourable FX impact of $2.0 million.Both external fleet and R&O revenues have increased.External fleet revenue has increased due to incremental lease revenue on a larger fleet, as well as new leasing contracts in Mexico, Brazil, and the US.R&O revenue has increased due to an increase in flying hours, new PBH contracts in Brazil, Malaysia, Mexico and the US and an increase in base maintenance activities.

Revenue from external customers for the six months ended October 31, 2006 was $88.2 million, an increase of $12.2 million from the same period last year.This increase was due to revenue growth of $17.6 million partially offset by an unfavourable FX impact of $5.4 million.The increase in revenue was primarily attributable to the reasons noted above for the second quarter.

Internal revenues have increased by $5.9 million to $98.0 million for the three months ended October 31, 2006, compared to the same period last year.This increase is due to an increase in fleet revenue relating to incremental lease revenue on an increase in the number of aircraft deployed by European Operations and Global Operations over the same period last year.Internal R&O revenue has decreased due to a decrease in internal base maintenance revenue from delays in obtaining parts from suppliers and an unfavourable FX impact partially offset by PBH relating to an increase in aircraft deployed and flight hours.Internal revenues are expected to continue to grow as Global Operations and European Operations deploy more aircraft and increase flying activity.

Segment EBITDAR for the three months ended October 31, 2006 was $69.3 million, an increase of $14.1 million from the same period last year.The increase is primarily due to segment EBITDAR earned on increased revenue, partially offset by an unfavourable FX impact of $2.4 million.Segment EBITDAR from fleet leasing has increased due to an increase in the number of aircraft in the fleet.Segment EBITDAR from R&O has decreased, despite an increase in revenue, primarily due to costs associated with developing Heli-One’s R&O capability in North America and increasing PBH revenue on new aircraft types that Heli-One does not service internally and thus, contracts with original equipment manufacturers to perform maintenance services at essentially no margin.The decrease is also due to operating inefficiencies caused by aircraft availability and delays in parts delivery from suppliers and reduced survival services contributions.The number of aircraft in the Heli-One fleet has increased by 16 aircraft to 43 aircraft at October 31, 2006 compared to the same period last year.The increase is due to the addition of seven aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications and the addition of aircraft to the fleet that are leased to third-parties.Of the 43 aircraft in the Heli-One fleet, fourteen aircraft are undergoing post-delivery modifications and major inspections, 23 aircraft are leased to third-parties including customers in Brazil, Mexico and the US and six aircraft are available for sale.

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Segment EBITDAR for the six months ended October 31, 2006 was $130.3 million, an increase of $12.2 million from the same period last year.The increase is primarily due to the reasons noted above for the second quarter.This is partially offset by a reduction in segment EBITDAR during the first quarter due to the deferral of external maintenance work in order to address aircraft availability issues in the Company’s European Operations fleet.

Operating income for the three months ended October 31, 2006 was $31.9 million, an increase of $5.4 million from the same period last year.This increase was primarily due to an increase in segment EBITDAR.This increase is partially offset by an unfavourable FX impact of $1.1 million, an increase in external lease charges of $6.8 million, an increase in amortization of $2.3 million and a decrease in gain on disposal of assets of $3.1 million.External lease costs for the second quarter were higher than the same period last year due to an increase in the percentage of leased aircraft in the fleet and an increase in the interest component of lease costs.During the second quarter, seven helicopters were sold at a combined loss of approximately $1.6 million.The majority of the loss relates to one heavy helicopter.As well, during the second quarter, Heli-One divested of a small, non-core parts trading business, originally acquired as part of the Schreiner acquisition, for a loss of approximately $0.7 million.

Operating income for the six months ended October 31, 2006 was $63.3 million, an increase of $0.7 million over the same period last year.This increase is primarily due to an increase in segment EBITDAR, partially offset by an increase in external lease charges of $11.2 million due to the reasons noted above for the second quarter lease charges.The remainder of the change is due to the same reasons noted above for the second quarter.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment.The Company has 15 heavy and 36 medium aircraft on order, 16 of which are expected to be delivered in the remainder of fiscal 2007 and the balance of the deliveries by fiscal 2009.The Company also has options to purchase up to four additional heavy aircraft and 14 additional medium aircraft over the next five years.The Company expects that the majority of these aircraft will be used internally to support continued growth.Significant opportunities also exist from the continued development of Heli-One’s North American repair and overhaul facilities and during the second quarter, Heli-One announced the establishment of a new, 235,000 square-foot helicopter maintenance, repair and overhaul facility at Boundary Bay Airport in Delta, BC, Canada.This new facility will support a wide range of components, engines and aircraft types and associated components including AgustaWestland, Bell, Eurocopter and Sikorsky.The Company will invest approximately $30 million (excluding working capital and other equipment) in establishing the facility to enhance Heli-One’s ability to provide total helicopter support and improve efficiency for the Company’s expanding fleet of aircraft, as well as third-party customers around the world.Completion of the facility is expected in December 2007.

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Subsequent to the second quarter:

•
The Company announced the purchase of Heli-Dyne Systems Inc. (“Heli-Dyne”), a helicopter completion and maintenance centre based in Hurst, Texas, from FSS Air Holdings, Inc. to complement Heli-One’s current operations.The purchase price was approximately $1.5 million, which is subject to purchase price adjustments.Heli-Dyne operates a 30,000 square foot helicopter completion and maintenance centre, specializing in helicopter design and interior completions and maintenance of airframes and avionics, and employs approximately 75 full-time professionals.Heli-Dyne is an authorized service centre for Agusta, Bell Helicopter, Eurocopter and MD Helicopter.

Corporate and Other

Corporate and Other costs of $9.3 million in the three months ended October 31, 2006 increased $2.9 million from the same period last year.The increase in costs related primarily to $2.4 million incurred relating to the Company's SOX Section 404 project.The Company expects continued increased costs throughout the year as this project progresses.In addition, there were increased costs related to travel and professional fees.

For the six months ended October 31, 2006, costs increased $6.9 million to $19.3 million from the same period last year.The increase in costs is attributable to the reasons noted above for the second quarter as well as costs of approximately $1.6 million in the first quarter associated with the departure of a former executive of the Company.

Financing Charges

Financing charges of $19.7 million were expensed in the second quarter, compared to $11.5 million expensed in the same period last year.The increase in the second quarter of $8.2 million relates primarily to:

•
A $2.1 million increase in interest on long-term debt relating to the Company’s investment in aircraft deposits, aircraft purchases, working capital and other capital asset additions made in the last twelve months;

•	Foreign exchange losses of approximately $6.6 million, primarily due to:

a)
The repatriation of cash from foreign jurisdictions to Canada which resulted in a permanent reduction in the Company’s net investment in foreign subsidiaries and the release of $1.0 million in previously deferred foreign exchange losses.Additional losses may be realized in the future as additional cash is repatriated.

b)	Various items totalling $5.6 million relating to:

•
Internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies.The majority of the balances creating these losses have now either been largely extinguished or offset through foreign exchange agreements with third-party financial institutions.

•
Short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries in a period of significant changes in FX rates between the Norwegian kroner, South African rand and other currencies.

Income Taxes

Income tax expense on earnings from operations for the three and six months ended October 31, 2006 was $4.4 million and $7.9 million, respectively, compared to $2.6 million and $8.7 million, respectively, for the same periods last year.The Company’s average effective tax rate, excluding restructuring costs or recoveries and other items, for the six months ended October 31, 2006 was 25.4% compared to 24.2% for the same period last year.The higher rate was primarily due to increased earnings in jurisdictions with higher income tax rates.

Operating Activities

The Company generated $33.7 million of operating cash flow (before changes in non-cash working capital) in the three months ended October 31, 2006, an increase of $4.3 million from the $29.4 million generated during the same period last year.This increase occurred despite a decrease in net earnings from continuing operations of $30.3 million over the same period last year due to the impact of non-operating items and items not involving cash on the net earnings, primarily related to the $23.0 million gain on sale of CHL and other assets in fiscal 2006.

The Company’s investment in non-cash working capital during the second quarter decreased by $12.0 million (2005 - $27.9 million) primarily due to an increase in payables partially offset by increases in inventory and prepaid expenses.Increases in payables, inventory and prepaid expenses are related to the purchase of an aircraft for resale, aircraft acquisitions and the advancement of security deposits related to future lease transactions.

Net cash flow from operations for the second quarter was $45.7 million, compared to $57.4 million for the second quarter of last year.

Net cash flow from operations for the six months ended October 31, 2006 was $42.0 million, compared to $41.5 million for the same period last year.

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Financing Activities

During the quarter the Company’s total net debt decreased by $10.7 million.

Change in Total Net Debt Position[1] During Q2 - 2007 (in millions of Canadian dollars)
Opening balance, July 31, 2006	$716.3
Decrease in net debt	(12.1)
Foreign exchange	1.4
Ending balance, October 31, 2006	$705.6

1 Net debt is comprised of total debt less cash and cash equivalents.

Cash of $15.6 million was used for financing activities during the second quarter compared to $34.4 million for the same period last year.Long-term debt repayments exceeded proceeds by $11.8 million in the second quarter, compared to $31.4 million in the same period last year.During the second quarter the Company paid a dividend of $4.3 million, compared to a $3.2 million dividend payment in the same period last year.

Financing activities provided cash of $96.4 million for the six months ended October 31, 2006 compared to the $41.2 million for the same period last year.During the six months ended October 31, 2006, long-term debt proceeds exceeded repayments by $104.7 million, compared to $47.3 million for the same period last year.

During the second quarter, the Company agreed to terms for additional operating lease facilities.In addition to new aircraft deliveries, the Company has identified aircraft that it currently owns that will be leased under these and other facilities, and this combined with the recovery of aircraft deposits through financing arrangements will result in significant proceeds to support continued aircraft acquisitions in fiscal 2007 and beyond.

At October 31, 2006, the Company had unused capacity under its credit facilities of $96.2 million (April 30, 2006 - $147.1 million) and cash and cash equivalents of $28.5 million (April 30, 2006 - $26.3 million), for a total of $124.7 million (April 30, 2006 - $173.4 million).

Investing Activities

Cash used in investing activities was $33.7 million for the second quarter, compared to cash provided by investing activities of $3.4 million in the same period last year.Additions to property and equipment during the quarter totalled $66.8 million, compared to $101.0 million in the same period last year.The current quarter additions were comprised of (i) $20.3 million for the purchase of four aircraft; (ii) $11.0 million for aircraft modifications; (iii) $11.3 million related to buildings and other equipment; and (iv) $24.2 million related to investments in repairable parts to support new aircraft and aircraft types.Aircraft expenditures consisted of combined aircraft purchases of $30.4 million less the application of deposits of $10.1 million.

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The Company advanced new aircraft deposits of net $10.3 million (2006 - $8.4 million) during the second quarter on a variety of aircraft.Capital expenditures for helicopter major inspections during the second quarter totalled $5.6 million (2006 - $4.0 million).These expenditures were financed from net proceeds totalling $52.4 million (2006 - $122.2 million), primarily from proceeds received on four sale-leaseback transactions.

Cash used in investing activities for the six months ended October 31, 2006 was $135.2 million, compared to $71.6 million for the same period last year.The increased use of cash of $63.6 million over the same period last year is mainly related to the addition of 25 aircraft in the first six months of the current year.

Risks and Uncertainties

Except for the discussion contained elsewhere in this MD&A, there has been no significant change in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2006 Annual Filings and as detailed in the Company’s 2006 Annual Information Form filed with Canadian Securities Administrators and in the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign Currency

The Company’s reporting currency is the Canadian dollar.However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries, which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries.The FX impact on revenue and operating income is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for the three months ended October 31, 2006 was $9.3 million.This consisted of an unfavourable translation impact of $10.1 million and a $0.8 million favourable transaction impact.

The total unfavourable FX impact on revenue for the six months ended October 31, 2006 was $31.6 million.This consisted of an unfavourable translation impact of $32.6 million and a $1.0 million favourable transaction impact.

The total unfavourable FX impact on operating income for the three months ended October 31, 2006 was $2.5 million.This consisted of an unfavourable translation impact of $1.8 million and an unfavourable transaction impact of $0.7 million.

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The total unfavourable FX impact on operating income for the six months ended October 31, 2006 was $4.4 million.This consisted of an unfavourable translation impact of $3.3 million and an unfavourable transaction impact of $1.1 million.

As at October 31, 2006, the Company’s total net debt was denominated (before currency swaps) in the following currencies:

		(Thousands)
Currency		Debt in Original Currency	Canadian Equivalent
Euro		€39,818	$57,099
Pound sterling		£6,797	14,562
U.S. dollar	US	$480,000	538,896
Canadian dollar		$123,551	123,551
Cash and cash equivalents (various currencies)			(28,493)
Total Net Debt			$705,615

Of the US $480.0 million of US dollar denominated debt at October 31, 2006, US $55.0 and US $145.0 million were converted to £28.9 million and NOK 942.3 million, respectively, through the use of currency swaps.

	Month End Foreign Exchange Rates
	October 31, 2006	October 31, 2005
USD - CAD	1.1227	1.1801
NOK - CAD	0.1718	0.1816
GBP - CAD	2.1424	2.0877
EUR - CAD	1.4340	1.4154

	Year-to-Date Average Foreign Exchange Rates
	October 31, 2006	October 31, 2005
USD - CAD	1.1191	1.2133
NOK - CAD	0.1770	0.1878
GBP - CAD	2.0905	2.1834
EUR - CAD	1.4222	1.4858

As the tables above indicate, the Canadian dollar has strengthened significantly against all currencies listed.

Financial Instruments

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with its stock appreciation rights plans.The Company does not enter into derivative transactions for speculative or trading purposes.

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During the period ended October 31, 2006 the Company continued its designation of its US $400.0 million 7⅜% senior subordinated notes and related forward foreign exchange contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands and Norway.The Company also has designated other pound sterling, euro and US dollar denominated debt as hedges of its net investments in its self-sustaining operations in the UK, the Netherlands, and Canada respectively.As a result of these effective hedging relationships, revaluation gains and losses on debt, the net investments and forward foreign exchange contracts are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into foreign currency forward contracts to reduce its exposure to currency fluctuations.These derivatives were designated as effective hedges of anticipated foreign currency revenues or expenses for certain of its operations.

Seasonality

The impact of seasonality on the Company’s revenue and net earnings is discussed under “Quarterly Information”.The Company’s European Operations are most affected by seasonality as flying in the North Sea is impacted somewhat by winter weather and slow downs during the holiday season.

Share Data

The number of issued and outstanding shares and stock options as at November 30, 2006 was as follows:

(000s)
Class A subordinate voting shares	36,928
Class B multiple voting shares	5,861
Ordinary shares	22,000
Stock Options	3,875

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares, share options and convertible debt as at November 30, 2006 remained unchanged from October 31, 2006 as detailed in Note 8 to the unaudited consolidated interim financial statements to which this MD&A relates.

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Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates.By their nature these estimates are subject to measurement uncertainty.The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs.The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2006 Annual Filings remain unchanged at October 31, 2006.

Accounting Policies

There have been no changes in accounting policies from the 2006 audited annual consolidated financial statements of the Company.

Related Party Transactions

1.
In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from Aero Contractors of Nigeria) and direct costs related to transactions with parties affiliated with the controlling shareholder.These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties.Transactions with related parties for the three and six month periods ended October 31, 2006 and 2005 are summarized as follows:

	Three Months Ended		Six Months Ended
	October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005
Revenues	$22,712	$15,554	$43,244	$29,752
Direct costs	$36	$66	$426	$104

	As at
	October 31, 2006	April 30, 2006
Net amounts receivable in respect of such revenues	$32,483	$21,878

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2.
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million.This loan is subordinated to the Company's senior credit facilities and its senior subordinated notes.The loan is convertible into Class A subordinate voting shares at $3.63 per share.The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus.The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan.Interest expense of $0.2 million (2006 - $0.2 million) and $0.4 million (2006 - $0.4 million), including amortization of the above noted discount, was recorded on the loan during the three and six months ended October 31, 2006.

Tax Contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history.The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments.When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments.These adjustments could have a material impact on the Company’s results of operations.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, declared, net earnings per share from continuing operations and net earnings per share for each of the eight most recent quarters.All information has been restated for various restatements and adjustments as outlined in Notes 3 and 4 to the Company’s fiscal 2006 audited consolidated financial statements and Note 2 to the unaudited consolidated interim financial statements enclosed.

Period	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share declared	Net earnings per share from continuing operations		Net earnings per share
	(in millions of Canadian dollars)						Basic	Diluted	Basic	Diluted
Q3-2005	$242.3	14.9	22.5	1,624.5	924.2	-	0.35	0.32	0.54	0.49
Q4-2005	$242.2	14.1	17.2	1,686.7	934.4	-	0.34	0.31	0.41	0.38
Q1-2006	$247.0	19.2	19.2	1,669.8	975.2	-	0.46	0.42	0.46	0.42
Q2-2006	$256.5	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3-2006	$257.4	21.5	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4-2006	$250.6	10.8	10.8	1,678.3	911.7	-	0.26	0.23	0.26	0.23
Q1-2007	$266.1	8.8	8.8	1,838.2	1,043.4	-	0.21	0.19	0.21	0.19
Q2-2007	$276.5	8.9	8.9	1,839.0	1,018.2	0.50	0.21	0.20	0.21	0.20

There is some impact of seasonality in the quarterly results in the foregoing table.The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities.

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Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis.Quarterly revenues in fiscal 2007, in comparison to quarterly revenues for fiscal 2006, have been impacted by foreign exchange in the following amounts: Q1-$(22.3) million and Q2-$(9.3) million.

Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

1.
In Q3 of fiscal 2005 the Company recorded a net-of-tax gain on the sale of Schreiner Aircraft Maintenance B.V. (“SAMCO”) and Schreiner Canada Ltd. (“Schreiner Canada”) of $7.5 million included in discontinued operations.The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was recorded in Q4 of fiscal 2005.

2.	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.

3.	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inversiones Aereas S.L.

4.	Results for Q1 of fiscal 2007 included aircraft introduction costs of approximately $5.5 million in support of future growth.

5.	Results for Q1 of fiscal 2007 included costs of approximately $1.2 million related to the SOX Section 404 internal control implementation project.

6.	Results for Q2 of fiscal 2007, the Company incurred aircraft introduction costs of approximately $4.9 million which will impact future growth.

7.
Results for Q2 of fiscal 2007 included foreign exchange losses of approximately $6.6 million relating to various items including repatriation of cash to Canada, internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, and short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries.

8.	Results for Q2 of fiscal 2007 included costs of approximately $2.4 million related to the SOX Section 404 internal control implementation project.

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Summary Financial Data - US Dollars

Certain summary financial data from the October 31, 2006 unaudited consolidated interim financial statements have been translated into US dollars.This translation is included solely as supplemental information for the convenience of the reader.The data has been translated at the exchange rate at October 31, 2006 of $1.1227 = US $1.00.

Financial Highlights (in millions of U.S. dollars, except per share amounts)
	Three Months Ended October 31, 2006	Six Months Ended October 31, 2006	Year Ended April 30, 2006
Revenue	$246.3	$483.4	$901.0
Operating income	29.3	54.9	99.3
Net earnings	7.9	15.8	80.8

Per Share Information
Basic
Net earnings	0.19	0.37	1.92
Diluted
Net earnings	0.18	0.35	1.75

CHC Helicopter Corporation Consolidated Balance Sheets Unaudited (in thousands of Canadian dollars) Incorporated under the laws of Canada
	As at
	October 31, 2006	April 30, 2006
Assets
Current assets
Cash and cash equivalents	$28,493	$26,331
Receivables (Note 4)	243,089	241,593
Future income tax assets	27,484	26,859
Inventory	108,199	92,522
Prepaid expenses	34,463	10,729
	441,728	398,034
Property and equipment, net	1,036,534	926,084
Investments	7,157	5,422
Intangible assets	5,294	4,806
Goodwill	8,131	7,803
Other assets	306,854	296,352
Future income tax assets	33,313	39,848
	$1,839,011	$1,678,349
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$276,159	$221,861
Deferred revenue	2,173	2,608
Dividends payable	21,375	8,548
Income taxes payable	12,656	8,361
Future income tax liabilities	10,550	8,852
Current portion of debt obligations	25,346	25,694
	348,259	275,924
Long-term debt	259,682	151,139
Senior subordinated notes	449,080	448,120
Other liabilities	138,885	132,431
Future income tax liabilities	170,519	180,001
Shareholders’ equity	472,586	490,734
	$1,839,011	$1,678,349

See accompanying notes
Guarantees (Note 12) and Tax contingencies (Note 13)

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CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	October 31, 2006	October 31, 2005 (Restated Note 2)	October 31, 2006	October 31, 2005 (Restated Note 2)
Revenue	$276,532	$256,450	$542,661	$503,484
Direct costs	(216,025)	(202,955)	(430,567)	(391,547)
General and administration costs	(9,838)	(6,353)	(20,216)	(12,530)
Amortization	(15,435)	(14,719)	(30,096)	(29,112)
Restructuring (costs) recovery (Note 6)	-	(5,288)	2,050	(9,024)
Gain (loss) on disposal of assets	(2,390)	1,184	(2,249)	1,353
Operating income	32,844	28,319	61,583	62,624
Financing charges (Note 7)	(19,654)	(11,539)	(36,289)	(23,712)
Earnings from operations before income taxes and undernoted items	13,190	16,780	25,294	38,912
Gain on sale of long-term investments	-	21,837	-	21,837
Equity earnings of associated companies and non-controlling interest	75	3,166	286	6,343
Income tax provision	(4,403)	(2,578)	(7,888)	(8,661)
Net earnings	$8,862	$39,205	$17,692	$58,431

Earnings per share (Note 9)
Basic
Net earnings	0.21	0.93	0.42	1.39
Diluted
Net earnings	0.20	0.85	0.39	1.27

See accompanying notes

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CHC Helicopter Corporation Consolidated Statements of Shareholders’ Equity Unaudited (in thousands of Canadian dollars, except per share amounts)

	Six Months Ended
	October 31, 2006	October 31, 2005 (Restated Note 2)
Retained earnings, beginning of period	$312,481	$238,854
Net earnings	17,692	58,431
Dividends	(21,375)	(17,083)
Retained earnings, end of period	308,798	280,202
Capital stock (Note 8)	240,770	239,779
Contributed surplus	5,383	3,911
Foreign currency translation adjustment	(82,365)	(79,262)
Total shareholders’ equity	$472,586	$444,630
Dividends declared per participating voting share	$0.50	$0.40

See accompanying notes

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CHC Helicopter Corporation Consolidated Statements of Cash Flows Unaudited (in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
	October 31, 2006	October 31, 2005 (Restated Note 2)	October 31, 2006	October 31, 2005 (Restated Note 2)
Operating activities
Net earnings	$8,862	$39,205	$17,692	$58,431
Non-operating items and items not involving cash:
Amortization	15,435	14,719	30,096	29,112
Loss (gain) on disposals of assets and long-term investments	2,390	(23,021)	2,249	(23,190)
Equity earnings of associated companies	(75)	(3,229)	(286)	(6,409)
Future income taxes	7,491	(254)	8,574	4,517
Defined benefit pension plans	(1,309)	7,781	846	12,267
Amortization of contract credits and deferred gains	(3,657)	(4,199)	(7,341)	(8,875)
Amortization of advance aircraft rental payments	989	385	1,716	773
Other	3,541	(1,946)	4,501	2,785
	33,667	29,441	58,047	69,411
Change in non-cash working capital	11,984	27,940	(16,017)	(27,866)
Cash flow from operations	45,651	57,381	42,030	41,545
Financing activities
Long-term debt proceeds	37,974	164,360	203,032	249,791
Long-term debt repayments	(49,757)	(195,783)	(98,295)	(202,502)
Dividends paid	(4,281)	(3,200)	(8,548)	(6,403)
Capital stock issued	460	123	616	123
Other	(19)	132	(367)	187
	(15,623)	(34,368)	96,438	41,196
Investing activities
Property and equipment additions	(66,757)	(101,023)	(268,978)	(135,236)
Helicopter major inspections	(5,609)	(3,951)	(18,567)	(4,979)
Proceeds from disposal of assets and long-term investments	52,373	122,211	170,681	122,228
Aircraft deposits	(10,300)	(8,378)	(15,185)	(49,605)
Restricted cash	(1,159)	119	1,908	(1,217)
Advances to and long-term receivables from potential subsidiary	(3,074)	(3,363)	(3,074)	(3,363)
Investments in associated companies	-	(1,123)	(1,426)	(1,123)
Other	803	(1,105)	(597)	1,648
	(33,723)	3,387	(135,238)	(71,647)
Effect of exchange rate changes on cash and cash equivalents	(2,007)	(4,440)	(1,068)	(6,720)
Change in cash and cash equivalents during the period	(5,702)	21,960	2,162	4,374
Cash and cash equivalents, beginning of period	34,195	33,805	26,331	51,391
Cash and cash equivalents, end of period	$28,493	$55,765	$28,493	$55,765

See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”).These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 14.The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2006 audited annual consolidated financial statements.

These financial statements follow the same accounting policies as the annual financial statements of the Company.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements. Such adjustments are of a normal and recurring nature. Financial results for the three and six months ended October 31, 2006 are not necessarily indicative of financial results for the full year.

Certain prior period amounts have been reclassified to conform to the current period’s presentation.The most significant changes are as a result of certain restatements as outlined in Note 2.

2.	Prior period restatements

a)	Maintenance, classification and amortization of major components, spares and repairable parts

In fiscal 2006, the Company reviewed its accounting policies and their application relating to the maintenance, classification and amortization of major components, spares and repairable parts.As a result of this review, which identified the requirement to record additional amortization on these assets and other matters, the following restatements were implemented retroactively:

i)
Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and the accrual method (leased aircraft) are now expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

ii)	Repairable parts are now classified entirely as capital assets and amortized over their estimated useful lives.

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CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Prior period restatements (cont’d)

The Company believes the direct expense method is preferable because it eliminates the judgement and estimations needed to determine capital versus expense allocations of maintenance activities; it results in a consistent accounting policy for maintenance of both owned and leased aircraft major components; it is the predominant method used in the North American aviation industry, particularly among companies with large fleets of aircraft; and it better aligns the Company’s policies with recently issued guidance for the US aviation industry.

The impact of these changes on reported prior period financial statements is as follows:

Consolidated Statements of Earnings

	Three Months Ended	Six Months Ended
	October 31, 2005	October 31, 2005
Direct costs	$3,705	$11,951
Amortization	(5,931)	(11,701)
Operating income	(2,226)	250
Income tax provision	655	(61)
Net earnings (loss)	$(1,571)	$189
Earnings (loss) per share
Basic
Net earnings (loss)	$(0.04)	$-
Diluted
Net earnings (loss)	(0.03)	-

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CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Prior period restatements (cont’d)

b)	Payroll taxes

In fiscal 2006, the Company restated certain previously issued financial information to record additional payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions.The impact on reported prior period financial statements is as follows:

Consolidated Statements of Earnings

	Three Months Ended	Six Months Ended
	October 31, 2005	October 31, 2005
Direct costs	$(1,072)	$(2,192)
Operating income	(1,072)	(2,192)
Financing charges	(126)	(258)
Income tax recovery	445	909
Net loss	$(753)	$(1,541)

Earnings (loss) per share
Basic
Net loss	$(0.02)	$(0.04)
Diluted
Net loss	(0.02)	(0.03)

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.        Segment information

The Company operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure.The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance.Transactions between operating segments are at standard industry rates.

	Three Months Ended October 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$97,769	$131,696	$46,909	$158	$-	$276,532
Inter-segment revenues	159	2,922	97,990	369	(101,440)	-
Total revenue	97,928	134,618	144,899	527	(101,440)	276,532
Direct costs[1]	(65,354)	(107,734)	(75,565)	-	57,655	(190,998)
General and administration costs	-	-	-	(9,838)	-	(9,838)
Segment EBITDAR[2]	32,574	26,884	69,334	(9,311)	(43,785)	75,696
Aircraft lease and associated costs[1]
- Internal	(20,913)	(23,036)	164	-	43,785	-
- External	(2,444)	(1,092)	(21,491)	-	-	(25,027)
Segment EBITDA[3]	9,217	2,756	48,007	(9,311)	-	50,669
Amortization	(721)	(640)	(13,743)	(331)	-	(15,435)
Gain (loss) on disposal of assets	14	(2)	(2,330)	(72)	-	(2,390)
Operating income (loss)	$8,510	$2,114	$31,934	$(9,714)	$-	32,844
Financing charges						(19,654)
Earnings from operations before income taxes and undernoted items						13,190
Equity earnings of associated companies and non-controlling interest						75
Income tax provision						(4,403)
Net earnings						$8,862

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CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Segment information (cont’d)

	Three Months Ended October 31, 2005 (Restated Note 2)
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$79,463	$138,424	$38,547	$16	$-	$256,450
Inter-segment revenues	(12)	2,386	92,099	(32)	(94,441)	-
Total revenue	79,451	140,810	130,646	(16)	(94,441)	256,450
Direct costs[1]	(58,320)	(110,588)	(75,412)	-	57,683	(186,637)
General and administration costs	-	-	-	(6,353)	-	(6,353)
Segment EBITDAR[2]	21,131	30,222	55,234	(6,369)	(36,758)	63,460
Aircraft lease and associated costs[1]
- Internal	(17,563)	(18,489)	(706)	-	36,758	-
- External	(1,474)	(173)	(14,671)	-	-	(16,318)
Segment EBITDA[3]	2,094	11,560	39,857	(6,369)	-	47,142
Amortization	(1,300)	(1,656)	(11,475)	(288)	-	(14,719)
Restructuring costs	(146)	(907)	(2,672)	(1,563)	-	(5,288)
Gain (loss) on disposal of assets	382	(8)	810	-	-	1,184
Operating income (loss)	$1,030	$8,989	$26,520	$(8,220)	$-	28,319
Financing charges						(11,539)
Earnings from operations before income taxes and undernoted items						16,780
Gain on sale of long-term investments						21,837
Equity earnings of associated companies and non-controlling interest						3,166
Income tax provision						(2,578)
Net earnings						$39,205

	Six Months Ended October 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$189,616	$264,589	$88,201	$255	$-	$542,661
Inter-segment revenues	347	4,280	193,841	662	(199,130)	-
Total revenue	189,963	268,869	282,042	917	(199,130)	542,661
Direct costs[1]	(127,373)	(219,182)	(151,787)	-	113,514	(384,828)
General and administration costs	-	-	-	(20,216)	-	(20,216)
Segment EBITDAR[2]	62,590	49,687	130,255	(19,299)	(85,616)	137,617
Aircraft lease and associated costs[1]
- Internal	(42,015)	(43,567)	(34)	-	85,616	-
- External	(4,191)	(2,324)	(39,224)	-		(45,739)
Segment EBITDA[3]	16,384	3,796	90,997	(19,299)	-	91,878
Amortization	(1,216)	(1,891)	(26,414)	(575)	-	(30,096)
Restructuring recovery	-	-	800	1,250	-	2,050
Gain (loss) on disposal of assets	14	(96)	(2,101)	(66)	-	(2,249)
Operating income (loss)	$15,182	$1,809	$63,282	$(18,690)	$-	61,583
Financing charges						(36,289)
Earnings from operations before income taxes and undernoted items						25,294
Equity earnings of associated companies and non-controlling interest						286
Income tax provision						(7,888)
Net earnings						$17,692

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CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

	Six Months Ended October 31, 2005 (Restated Note 2)
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$155,419	$272,018	$75,977	$70	$-	$503,484
Inter-segment revenues	307	4,488	181,079	59	(185,933)	-
Total revenue	155,726	276,506	257,056	129	(185,933)	503,484
Direct costs[1]	(114,244)	(219,372)	(139,035)	-	112,821	(359,830)
General and administration costs	-	-	-	(12,530)	-	(12,530)
Segment EBITDAR[2]	41,482	57,134	118,021	(12,401)	(73,112)	131,124
Aircraft lease and associated costs[1]
- Internal	(35,317)	(36,359)	(1,436)	-	73,112	-
- External	(3,291)	(412)	(28,014)	-	-	(31,717)
Segment EBITDA[3]	2,874	20,363	88,571	(12,401)	-	99,407
Amortization	(2,230)	(3,001)	(23,300)	(581)	-	(29,112)
Restructuring costs	(589)	(1,252)	(3,662)	(3,521)	-	(9,024)
Gain (loss) on disposal of assets	371	(7)	999	(10)	-	1,353
Operating income (loss)	$426	$16,103	$62,608	$(16,513)	$-	62,624
Financing charges						(23,712)
Earnings from operations before income taxes and undernoted items						38,912
Gain on sale of long-term investments						21,837
Equity earnings of associated companies and non-controlling interest						6,343
Income tax provision						(8,661)
Net earnings						$58,431

	October 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets	$166,353	$321,065	$1,146,675	$204,918	$1,839,011

	April 30, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets	$167,268	$235,158	$1,116,370	$159,553	$1,678,349

Notes:
1.	Direct costs in this note exclude aircraft lease and associated costs.In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.
3.	Segment EBITDA is defined as operating income before amortization, restructuring costs (recovery) and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.
Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the UK, and Canada, the survival suit and safety equipment supply and manufacturing businesses and CHC Composites Inc.

7.	Corporate and Other - includes corporate office costs in various jurisdictions.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.        Receivables

The Company’s Receivables balance was comprised of the following:

	As at
	October 31, 2006	April 30, 2006
Trade receivables	$220,690	$195,646
Advances to a potential subsidiary[1]	-	9,641
Other receivables	22,399	36,306
	$243,089	$241,593

1 As at October 31, 2006, the Company reclassified its receivables from a potential subsidiary to long-term other assets.

5.	Employee pension plans

The Company’s net defined benefit pension plan expense was as follows:

	Three Months Ended		Six Months Ended
	October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005
Current service cost	$5,580	$5,032	$9,875	$9,816
Interest cost	8,091	7,346	14,998	14,819
Expected return on plan assets	(10,215)	(6,840)	(17,640)	(14,049)
Amortization of net actuarial and experience losses	1,304	2,785	3,389	5,297
Amortization of prior service costs	650	1	685	(5)
Amortization of transition amounts	18	12	30	24
Participation contributions	(787)	(831)	(1,302)	(1,498)
Total	$4,641	$7,505	$10,035	$14,404

q2.doc

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

6.	Restructuring costs

During the six months ended October 31, 2006, the Company reversed $2.1 million of previously expensed restructuring costs as the liability was determined no longer necessary.During the three and six months ended October 31, 2005, the Company expensed restructuring costs of $5.3 million and $9.0 million, respectively, in connection with restructuring activities.Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three and six months ended October 31, 2006:

	Three Months Ended October 31, 2006	Six Months Ended October 31, 2006
Restructuring costs accrued, beginning of period	$2,390	$5,876
Recovered during the period	-	(2,050)
Restructuring costs paid during the period	(431)	(1,867)
Restructuring costs accrued, end of period	$1,959	$1,959

7.	Financing charges

	Three Months Ended		Six Months Ended
	October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005
Interest on debt obligations	$13,063	$10,955	$25,392	$21,780
Amortization of deferred financing costs	343	277	686	894
Foreign exchange losses	5,565	465	8,194	1,049
Release of currency translation adjustment[1]	1,054	-	2,509	-
Other interest and expenses	(371)	(158)	(492)	(11)
Total	$19,654	$11,539	$36,289	$23,712

1 During the three and six months ended October 31, 2006, the Company settled $15.1 million and $50.6 million, respectively of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

q2.doc

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value
	Number of Shares		Consideration
	000s		000s
	As at		As at
	October 31, 2006	April 30, 2006	October 31, 2006	April 30, 2006
Issued:
Class A subordinate voting shares	36,925	36,860	$223,611	$223,241
Class B multiple voting shares	5,861	5,861	18,413	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting shares Employee purchase loans			(1,254)	(1,502)
			$240,770	$240,152

Class A subordinate voting shares that would be issued upon conversion of the following:
Class B multiple voting shares	5,861	5,861
Share options	3,875	3,819
Convertible debt	1,379	1,379

q2.doc

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Per share information

	Three Months Ended October 31, 2006
	Net earnings	Weighted average number of shares (000s)	Net earnings per share
	$8,862	42,743
Shares as security for Class A subordinate voting share employee purchase loans		(714)
Basic	8,862	42,029	$0.21

Effect of potentially dilutive securities:

Share options		1,973
Convertible debt	99	1,379
Shares as security for Class A subordinate voting share employee purchase loans		714
Diluted	$8,961	46,095	$0.20

	Three Months Ended October 31, 2005
	Net earnings	Weighted average number of shares (000s)	Net earnings per share
	$39,205	42,705
Shares as security for Class A subordinate voting share employee purchase loans		(715)
Basic	39,205	41,990	$0.93

Effect of potentially dilutive securities:

Share options		2,013
Convertible debt	97	1,379
Shares as security for Class A subordinate voting share employee purchase loans		715
Diluted	$39,302	46,097	$0.85

q2.doc

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

	Six Months Ended October 31, 2006
	Net earnings	Weighted average number of shares (000s)	Net earnings per share
	$17,692	42,732
Shares as security for Class A subordinate voting share employee purchase loans		(714)
Basic	17,692	42,018	$0.42

Effect of potentially dilutive securities:

Share options		2,029
Convertible debt	198	1,379
Shares as security for Class A subordinate voting share employee purchase loans		714
Diluted	$17,890	46,140	$0.39

	Six Months Ended October 31, 2005
	Net earnings	Weighted average number of shares (000s)	Net earnings per share
	$58,431	42,703
Shares as security for Class A subordinate voting share employee purchase loans		(718)
Basic	58,431	41,985	$1.39

Effect of potentially dilutive securities:

Share options		2,032
Convertible debt	193	1,379
Shares as security for Class A subordinate voting share employee purchase loans		718
Diluted	$58,624	46,114	$1.27

There were 22 million ordinary shares outstanding at October 31, 2006 and at April 30, 2006, all of which are owned by the Company’s majority shareholder.The payment of dividends on these ordinary shares requires minority shareholder approval, which has never been requested or granted.The shares have no conversion rights.Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

q2.doc

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Related party transactions

a)
In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from Aero Contractors of Nigeria) and direct costs related to transactions with parties affiliated with the controlling shareholder.These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties.Transactions with related parties for the three and six month periods ended October 31, 2006 and 2005 are summarized as follows:

	Three Months Ended		Six Months Ended
	October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005
Revenues	$22,712	$15,554	$43,244	$29,752
Direct costs	$36	$66	$426	$104

	As at
	October 31, 2006	April 30, 2006
Net amounts receivable in respect of such revenues	$32,483	$21,878

b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million.This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes.The loan is convertible into Class A subordinate voting shares at $3.63 per share.The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus.The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan.Interest expense of $0.2 million (2006 - $0.2 million) and $0.4 million (2006 - $0.4 million), including amortization of the above noted discount, was recorded on the loan during the three and six months ended October 31, 2006.

q2.doc

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Supplementary cash flow information

Cash interest paid and cash taxes paid are as follows:

	Three Months Ended		Six Months Ended
	October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005
Cash interest paid	$3,908	$3,195	$25,059	$17,872
Cash taxes paid	$2,473	$1,630	$5,629	$3,570

12.	Guarantees

The Company has provided guarantees to certain lessors in respect of operating leases.If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases.The leases have terms expiring between fiscal 2007 and 2015.The Company’s exposure under asset value guarantees and guarantees in the form of junior loans, loans receivable and deferred payments was approximately $76.5 million at October 31, 2006 compared to $60.8 million at April 30, 2006.The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

13.	Tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history.The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments.When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments.These adjustments could have a material impact on the Company’s results of operations.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from U.S. GAAP.If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended		Six Months Ended
	October 31, 2006	October 31, 2005 (Restated Note 2)	October 31, 2006	October 31, 2005 (Restated Note 2)
Net earnings according to Canadian GAAP	$8,862	$39,205	$17,692	$58,431
Pre-operating expenses	54	617	223	1,804
Tax impact of pre-operating expenses	(21)	(209)	(78)	(607)
Unrealized gain (loss) on ineffective hedges	1,425	13,898	(5,088)	37,276
Tax impact of unrealized gain (loss) on ineffective hedges	(225)	(2,802)	904	(6,865)
Amortization of guarantees recognized	(508)	(2,451)	(988)	(2,653)
Tax impact of amortization of guarantees recognized	153	779	296	834
Proportionate foreign currency translation loss due to partial reduction in subsidiary net investment	1,054	-	2,509	-
Tax impact of foreign currency translation loss	(360)	-	(856)	-
Other, net of tax	60	66	120	133
Net earnings according to U.S. GAAP	10,494	49,103	14,734	88,353
Other comprehensive earnings
Foreign currency translation	(30,583)	(38,553)	(15,603)	(89,323)
Foreign currency cash flow hedges
Unrealized holding gains (losses) arising during the period	(855)	(282)	(1,698)	3,350
Reclassification adjustment for gains included in net earnings	(1,249)	-	(2,488)	(481)
Tax impact of foreign currency cash flow hedges	768	103	1,529	(1,048)
Unrealized gains on securities
Unrealized holding gains arising during the period	-	1,855	-	1,855
Less: reclassification adjustment for gains included in net income	-	(4,007)	-	(4,007)
Tax impact on unrealized gains on securities	-	384	-	384
Other, net of tax	-	-	-	381
Comprehensive earnings (loss) according to U.S. GAAP	$(21,425)	$8,603	$(3,526)	$(536)

Net earnings per share according to U.S. GAAP
Basic	$0.25	$1.17	$0.35	$2.10
Diluted	$0.23	$1.07	$0.32	$1.92

q2.doc

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes.The most significant variances pertaining to the October 31, 2006 balance sheet are listed below:

•	Current assets would increase by $2.0 million to record the current prepaid portion of asset value guarantees and the fair value impact of forward foreign currency contracts.

•	Property and equipment would increase by $1.3 million to record acquisition and amortization differences.

•	Future income tax assets would increase by $12.1 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP.

•	Other assets would decrease by $11.8 million to recognize minimum pension liability adjustment and the pre-operating costs adjustment, offset by the prepaid portion of asset value guarantees.

•	Current liabilities would decrease by $1.3 million to recognize the fair value impact of the foreign currency contracts.

•	Future income tax liabilities would decrease by $7.4 million to tax-effect adjustments to net earnings and comprehensive income under U.S. GAAP.

•
Other liabilities would increase by $54.1 million to recognize the minimum pension liability adjustment, foreign currency translation adjustments related to hedged long-term debt and currency swaps recorded in comprehensive earnings, asset value guarantees, and foreign currency indemnity agreements.

•	Long-term debt would increase by $0.2 million to record the full proceeds received from the issuance of convertible debt and contributed surplus would decrease by $1.0 million.

•
Foreign currency translation adjustment would be eliminated and accumulated other comprehensive losses would be recorded at $154.3 million under U.S. GAAP for foreign currency translation, minimum pension liability and foreign currency cash flow hedges.

15.	Subsequent event

On November 30, 2006, the Company purchased Heli-Dyne Systems Inc. (“Heli-Dyne”), a helicopter completion and maintenance centre based in Hurst, Texas, for approximately $1.5 million, which is subject to purchase price adjustments.Heli-Dyne specializes in helicopter design and interior completions and maintenance of airframes and avionics.Heli-Dyne will be consolidated into the results of the Heli-One segment during the third quarter of the current fiscal year.